SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

And Rule 14f-1 Thereunder

MedXLink Corp.

(Exact Name of Registrant as Specified in its Charter)
Nevada	000-30819	11-2647209
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

MedXLink Corp.

378 North Main, #124

Layton, Utah 84041

(Address of principal executive offices)

Registrants telephone number: (801) 497-9075

MEDXLINK CORP.

378 North Main, #124

Layton, Utah 84041

Information Statement Pursuant to

Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

This Information Statement is being mailed on or about January 13, 2005 in connection with the possible election of persons designated by Particle Drilling Technologies, Inc., a Delaware corporation ("PDTI"), to a majority of the seats on the Board of Directors (the "Board of Directors" or the "Board") of MedXLink Corp., a Nevada corporation (the "Company").

The Company entered into an Agreement and Plan of Reorganization dated July 14, 2004 (the "Merger Agreement") among the Company, PDTI Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), Dean Becker, PDTI, ProDril Partners LLC and Thomas E. Hardisty, as amended, pursuant to which Merger Sub will merge with and into PDTI (the "Merger"). Pursuant to the Merger Agreement, the Company will cancel 1,342,404 currently issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the "Common Stock") and will issue approximately 13.3 million shares of Common Stock to holders of common stock of PDTI and will reserve for issuance approximately 7.3 million shares of Common Stock for issuance upon exercise of outstanding options and warrants to purchase common stock of PDTI and upon conversion of outstanding shares of Series A Convertible Preferred Stock of PDTI that will remain outstanding after the Merger.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

General

The shares of Common Stock are the only class of equity securities of the Company outstanding which are entitled to vote at a meeting of the shareholders of the Company. Each share of Common Stock is entitled to one vote. As of the close of business on January 4, 2005, there were 2,892,404 shares of Common Stock issued and outstanding.

PDTI Right to Designate Directors

Pursuant to the Merger Agreement, upon consummation of the Merger, Mr. Becker, currently the sole director of the Company, will increase the size of the Board of Directors and will appoint J. Chris Boswell as a director of the Company. Ten days following the later of the filing of this Information Statement with the Securities and Exchange Commission (the "Commission") and the mailing of this Information Statement to the shareholders of the Company, Mr. Becker will resign from the Board and Mr. Boswell will appoint Kenneth R. LeSuer, John D. Schiller, Thomas E. Hardisty, Prentis B. Tomlinson, Jr., Michael S. Mathews and Hugh A. Menown (including Mr. Boswell, the "PDTI Designees") to the Board in accordance with Rule 14f-1 under the Exchange Act. Each of these persons has consented to serve as a director of the Company if appointed or elected. None of the PDTI Designees currently is a director of, or holds any position with, the Company, although Messrs. Schiller, Boswell and Hardisty will be officers of the Company upon completion of the Merger. PDTI has advised the Company that, to the best of its knowledge, none of the PDTI Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than as described in this Information Statement. There are no familial relationships among any of the PDTI Designees. PDTI has also advised the Company that the PDTI Designees may appoint an additional independent director of the Company in connection with or promptly following the appointment of the PDTI Designees to the Board. All of the officers of the Company immediately prior to the consummation of the Merger will resign and be replaced with the officers of PDTI named below.

Change in Control

The Company anticipates that, upon consummation of the Merger, Mr. Becker will increase the size of the Board of Directors and will appoint J. Chris Boswell as a director of the Company. Ten days following the later of the filing of this Information Statement with the Commission and the mailing of this Information Statement to the shareholders of the Company, Mr. Becker will resign from the Board and Mr. Boswell will appoint the remaining PDTI Designees to the Board in accordance with Rule 14f-1 under the Exchange Act. As a result of the change in the composition of the Board of Directors and the issuance of the Common Stock in the Merger, there will be a change in control of the Company on the date the Merger is completed.

Current Director and Executive Officer of the Company

Name	Age	Position
Dean Becker	50	Director, President and Chief Executive Officer

Mr. Becker has been serving as the Companys President and Chief Executive Officer and sole director since 1997. Mr. Becker practiced law in Salt Lake City, Utah from 1979 until 1998. He graduated from Brigham Young University in 1976 with a Bachelors of Arts in English with University Scholar designation. He then attended law school at the J. Reuben Clark School of Law at Brigham Young University where he served as associate editor on the law review staff. For the past 5 years, Mr. Becker has been providing consulting services in corporate and business law.

Directors and Executive Officers of the Company Following Completion of the Merger and Appointment of the PDTI Designees
Name	Age	Position
Kenneth R. LeSuer	69	Chairman of the Board and Director
John D. Schiller	45	Director, interim President and Chief Executive Officer
J. Chris Boswell	43	Director, Senior Vice President & Chief Financial Officer
Thomas E. Hardisty	43	Director, Senior Vice President of Corporate Development
Gordon Tibbitts	50	Vice President of Technology
Prentis B. Tomlinson, Jr.	62	Director
Michael S. Mathews	64	Director
Hugh A. Menown	46	Director

Ken R. LeSuer, Chairman of the Board and Director

Ken R. LeSuer was elected Chairman of PDTI in December 2004 after serving as Vice Chairman of PDTI since June 2004. Mr. LeSuer retired in 1999 as Vice Chairman of Halliburton Company. Prior to becoming the Vice Chairman, Mr. LeSuer served as both the President and CEO of Halliburton Energy Services and as President and Chairman of Halliburton Energy Group. He also served as President and CEO of three Halliburton units during his tenure. Mr. LeSuer began his career with Halliburton as an engineer-in-training in 1959. From 1965 through 1982, he served in managerial positions in Asia Pacific and Europe/Africa and was serving as vice president of Europe/Africa before returning to Duncan, Oklahoma to assume the position of vice president of International Operations in 1982.

Mr. LeSuer was a member of the Texas A&M University Petroleum Engineering Industry Board, as well as the TAMU Dwight Look College of Engineering External Advisory and Development Council. He has served as Vice President Services Division of the International Association of Drilling Contractors, and is or at one time was a member of numerous petroleum and geological engineering societies, including Society of Petroleum Engineers, the American Petroleum Institute, the National Ocean Industries Association, and the Petroleum Equipment Suppliers Association. Mr. LeSuer received his bachelors degree in petroleum engineering from Texas A&M University in 1959. Mr. LeSuer is also a director of Horizon Offshore, Inc. (NNM: HOFF).

John D. Schiller, Jr., Director, interim President and Chief Executive Officer

Mr. Schiller was elected interim President and Chief Executive Officer of PDTI in December 2004. He has served as a director of PDTI since June 2004. Mr. Schiller recently resigned from Devon Energy where he was Vice President, Exploration & Production with responsibility for Devons Domestic & International activities. Before joining Devon Energy he was Executive Vice President, Exploration & Production for Ocean Energy, Inc. He was responsible for Oceans worldwide exploration, production and drilling activities.

Mr. Schiller joined Ocean Energy from Seagull Energy, where he served as Senior Vice President of Operations before the two companies merged in March of 1999. He joined Seagull Energy from Burlington Resources, where he served in a variety of operational and management positions over a period of 14 years, including Production Manager and Engineering Manager for the Gulf Coast Division. Prior to this assignment, he managed the corporate acquisition group for Burlington Resources.

Mr. Schiller graduated with honors from Texas A&M University with a Bachelor of Science in Petroleum Engineering and now serves as Chairman of the Texas A&M Petroleum Engineering Industry Board. He is a member of the Society of Petroleum Engineers, American Petroleum Institute, American Association of Drilling Engineers and on the board of Houston Producers Forum.

J. Chris Boswell, Director, Senior Vice President and Chief Financial Officer

Mr. Boswell has served as a Director, Senior Vice President and Chief Financial Officer of PDTI since June 2004. Mr. Boswell had previously served as Senior Vice President and Chief Financial Officer of Particle Drilling, Inc. from August 2003 until it was merged into PDTI in June 2004. Mr. Boswell has over 19 years of experience in financial management focused in the energy industry and began his career at Arthur Anderson & Co. and later served in management positions with Price Waterhouse in Houston, Texas. He served as Senior Vice President and Chief Financial Officer of Petroleum Geo-Services ASA ("PGS") from December 1995 until October 2002. PGS grew from a small enterprise in 1994 when Mr. Boswell joined the company to a $1 billion annual revenue enterprise with a peak enterprise value of $6 billion. Subsequent to Mr. Boswells departure and following a change of control within PGS, the new management of PGS filed for bankruptcy protection in July 2003 in order to restructure PGSs debt portfolio. The restructuring was successfully completed and PGS emerged from bankruptcy in October 2003. In all, during his tenure as CFO at PGS, Mr. Boswell was responsible for financing over $3 billion of capital expenditures. Additionally during 1995, Mr. Boswell and other senior executives at PGS developed the concept to create a unique oil and gas company using a non-exclusive license in PGS seismic data library as seed capital. This company became Spinnaker Exploration Company (NYSE: SKE) and now has a market capitalization in excess of $1 billion. Mr. Boswell is a 1984 graduate of the University of Texas at Austin.

Thomas E. Hardisty, Director and Senior Vice President, Corporate Development

Mr. Hardisty has served as Director and Senior Vice President, Corporate Development of PDTI since June 2004. Mr. Hardisty had previously served as Senior Vice President, Corporate Development of Particle Drilling, Inc. from June 2003 until it was merged into PDTI in June 2004. Mr. Hardisty has over 20 years experience in the oil and gas industry, primarily in the area of land management, contracts and corporate development, and is co-founder of PDTI. From January 2001 until June 2003, Mr. Hardisty was Vice President, Land of Shoreline Partners LLC, an independent exploration company and from January 2000 until January 2001, Vice President, Land of Benz Resources LLC, a consulting firm charged with managing certain exploration properties acquired by Harken Energy Corporation. From May 1999 until January 2000, Mr. Hardisty was a Land Manager for Texstar Energy Inc. responsible for divesting certain of the companys exploration projects in the Texas Gulf Coast and Mississippi areas. From 1994 until May, 1999, Mr. Hardisty was Division Landman for PetroCorp Inc. responsible for company land positions, contract negotiations and partner relations in exploration and development projects in PetroCorps Gulf Coast, Rockies and Canada Division. From 1984 until 1994, Mr. Hardisty was a land consultant and later Senior Project Manager for Roger A. Soape Inc. in Houston, Texas. Mr. Hardisty graduated from the University of Texas at Austin in 1984 with a BBA in Petroleum Land Management. He is a member of the American Association of Drilling Engineers (AADE), the American Association of Professional Landmen (AAPL) and the Houston Association of Professional Landmen (HAPL). Mr. Hardisty recently served as a Director of HAPL and is past Chairman of the HAPL Ethics Committee and past Chairman of HAPL Membership Committee.

Gordon Tibbitts, Vice President of Technology

Mr. Tibbits has served as Vice President of Technology of PDTI since June 2004. Mr. Tibbits had previously served as Vice President of Technology of Particle Drilling, Inc. from June 2003 until it was merged into PDTI in June 2004. Mr. Tibbitts has over 30 years of experience in the upstream oil and gas industry and has 17 years of experience in engineering, research, and development management. Mr. Tibbitts is former Director of Research and Development for Hughes Christensen Company, one of the largest makers of oil and gas drilling bits. At Hughes Christensen, Mr. Tibbitts was responsible for managing and directing world-wide research, development, and technical support through research groups in Houston, Salt Lake City and Tulsa. He directed and managed the building of a world-class drilling research laboratory in Houston and a drilling operation in Oklahoma dedicated to field-testing and development of downhole tools. Mr. Tibbitts holds over 70 patents related to drilling, coring, and diamond cutting tools. His work has been published by the Society of Petroleum Engineers, International Association of Drilling Contractors, Society of Core Analysts, and the Journal of Petroleum Technology. He graduated from the University of Utah with a Bachelors degree in Mechanical Engineering.

Prentis B. Tomlinson, Jr., Director

Mr. Tomlinson served as Chairman, President and Chief Executive Officer of PDTI from June 2004 until December 2004. Mr. Tomlinson had previously served as Chairman, President and Chief Executive Officer of Particle Drilling, Inc. from June 2003 until it was merged into PDTI in June 2004. In December 2004, Mr. Tomlinson resigned as President and Chief Executive Officer of PDTI, but has continued to serve on PDTIs Board of Directors. Mr. Tomlinson has over 30 years of experience in the energy industry, and is a second-generation oil and gas man who traces his roots back to Tomlinson Geophysical Service, founded in 1937 by P. B. Tomlinson, Sr. Mr. Tomlinson has founded a number of companies in the energy sector, including exploration and production companies, a crude trading company and another oilfield service company, TGS Geophysical, Inc., which merged with Nopec in 1997 to form TGS Nopec (www.tgsnopec.com) (OSE: TGS). From January 1998 until December 1999, Mr. Tomlinson was Chairman, President and Chief Executive Officer of Benz Energy, Inc. and its wholly-owned U.S. subsidiary, Texstar Petroleum, Inc. Benz Energy and Texstar Petroleum were exploration and production companies active in Texas and Mississippi. From January 2001 until June 2003, Mr. Tomlinson was President of Shoreline Partners LLC, an independent exploration company and from January 2000 until January 2002, President and Director of Benz Resources, L.L.C., a special purpose entity established to manage certain exploration assets owned by Harken Energy Corporation. Subsequent to Mr. Tomlinsons departure, Benz Energy and Texstar Petroleum filed for bankruptcy protection in late 2000 as a result of a substantial write-down of reserves at the North Oakvale Dome field in Mississippi in June 2000. Mr. Tomlinson received a B.S. and M.S. in Geology from Louisiana Polytechnic Institute, a MTS and MA in Religious Studies from Harvard University, and he is currently a candidate for a PhD in Religious Studies from Harvard University.

Michael S. Mathews, Director

Michael Mathews is managing director of Westgate Capital Co., a firm he founded in 1993 to identify and structure investment opportunities on behalf of private investors. Mr. Mathews served on the Board of Petroleum Geo-Services (PGS) from 1993 until September 2002. From 1998 to 2002, he served as Vice Chairman of PGS and held the position as Chairman of the Compensation Committee and was a member of the Audit Committee. From 1989 to 1992, Mr. Mathews served as managing director of Bradford Ventures Ltd., a private investment firm involved in equity investments, including acquisitions. Prior to 1989, he was president of DNC Capital Corporation and senior vice president and director of its parent, DNC America Banking Corp., the US subsidiary of Den Norske Credit Bank Group, where he directed merchant banking and investment activity in North America and founded and acted as senior advisor to Nordic Investors Limited, N.V., a private venture capital fund. Previously, Mr. Mathews was a Vice President in Corporate Finance at Smith Barney and prior to that he was an associate with the New York law firm of White & Case. Mr. Mathews received an A.B. from Princeton University in 1962 and received a J.D. from the University of Michigan Law School in 1965. Mr. Mathews is also a director of TTS Marine ASA (OSE: TTS) and Apptix ASA (OSE: APP).

Hugh A. Menown, Director

Mr. Menown has over 23 years experience in mergers & acquisitions, auditing and managerial finance. Mr. Menown has worked with Quanta Services, Inc. ("Quanta") (NYSE: PWR) as a consultant or employee in various capacities since July 1999. Mr. Menown performed due diligence on a number of Quantas acquisitions and has served as Chief Financial Officer for two of their operating companies, most recently North Houston Pole Line, L.P. located in Houston, Texas. Prior to working with Quanta, Mr. Menown was a Partner in the Houston office of PricewaterhouseCoopers, LLP where he led the Transaction Services Practice providing due diligence, mergers & acquisition advisory and strategic consulting to numerous clients in various industries. Mr. Menown also worked in the Business Assurance Practice providing audit and related services to clients. Mr. Menown is a Certified Public Accountant.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the number of shares of Common Stock beneficially owned as of January 4, 2005 by (i) those persons or groups known to beneficially own more than 5% of the Common Stock prior to the closing of the Merger, (ii) those persons or groups expected to beneficially own more than 5% of the Common Stock on and after the closing of the Merger on a pro forma basis, (iii) the current executive officer and director of the Company and each person that will become an executive officer or director of the Company on and after the closing of the Merger, (iv) all current directors and executive officers of the Company as a group and (v) all directors and executive officers of the Company on and after the closing of the Merger as a group. For purposes of this table, beneficial ownership is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. The following percentage information is calculated based on 2,892,404 shares of Common Stock issued and outstanding before closing of the Merger and 14,866,556 shares of Common Stock being issued and outstanding immediately following closing of the Merger. Except as indicated below, the security holders listed possess sole voting and investment power with respect to the shares beneficially owned by that person.
	Before Closing of the Merger		Following Closing of the Merger
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Dean Becker(1)	2,005,000	69.3%	662,596	4.4%
ProDril Partners LLC(2)			7,740,000(3)	52.1%
Prentis B. Tomlinson, Jr.(2).			7,959,915(4)	51.5%
John D. Schiller, Jr.(2)			1,750,000(5)	11.4%
Thomas E. Hardisty(2)			1,162,000(6)	7.7%
J. Chris Boswell(2)			1,339,140(7)	8.8%
Gordon Tibbits(2)			100,000(8)	*
Laird Q. Cagan(9)			796,159	5.4%
P2 Capital, LLC(9)			805,227(10)	5.4%
McAfee Capital, LLC(9)			805,227(10)	5.4%
Ken R. LeSuer
Michael S. Mathews
Hugh A. Menown

All Directors and Executive Officers	2,005,000	69.3%	12,309,055(3)-(8)	73.9%

* Less than 1%.

(1) Address: c/o MedXLink Corp., 378 North Main, #124, Layton, Utah 84041.

(2) Address: c/o Particle Drilling Technologies, Inc., 808 Travis, Suite 850, Houston, Texas 77002.

(3) ProDril Partners LLC is currently owned 88.9% by Mr. Tomlinson and 11.1% by Mr. Boswell. In addition, Mr. Schiller owns a 16.1% net profits interest in ProDril Partners LLC, representing 1,250,000 shares of Common Stock. ProDril Partners LLC disclaims beneficial ownership of any shares of Common Stock owned of record by Messrs. Tomlinson, Schiller or Boswell.

(4) Includes 6,880,860 shares of Common Stock that Mr. Tomlinson may be deemed to own by virtue of his ownership of ProDril Partners LLC and 600,000 shares of Common Stock that Mr. Tomlinson may purchase upon exercise of stock options that are currently vested or will become vested within 60 days of this Information Statement.

(5) Includes 1,250,000 shares of Common Stock that Mr. Schiller may be deemed to own by virtue of a net profits interest in ProDril Partners LLC and 500,000 shares of Common Stock that Mr. Schiller may purchase upon exercise of stock options that are currently vested or will become vested within 60 days of this Information Statement.

(6) Includes 300,000 shares of Common Stock that Mr. Hardisty may purchase upon exercise of stock options that are currently vested or will become vested within 60 days of this Information Statement.

(7) Includes 859,140 shares of Common Stock that Mr. Boswell owns through his ownership of an 11.1% interest in ProDril Partners LLC and 280,000 shares of Common Stock that Mr. Boswell may purchase upon exercise of stock options that are currently vested or will become vested within 60 days of this Information Statement.

(8) Represents 100,000 shares of Common Stock that Mr. Tibbitts may purchase upon exercise of stock options that are currently vested or will become vested within 60 days of this Information Statement.

(9) Address: c/o Cagan McAfee Capital Partners, LLC, 10600 N. De Anza Blvd., Suite 250, Cupertino, California 95014.

(10) Includes 249,039 shares of Common Stock owned of record by P2 Capital, LLC and 556,188 shares of Common Stock owned of record by McAfee Capital, LLC. P2 Capital, LLC and McAfee Capital, LLC may be considered a "group" for purposes of determining beneficial ownership.

Certain Relationships and Related Party Transactions

Transactions Involving the Company

During the fourth quarter of the fiscal year ended September 30, 2002, Mr. Becker was issued 2,000,000 shares of Common Stock in exchange for his payment of $2,000 of accounts payable of the Company. During the fiscal years ended September 30, 2003 and 2004, the Company did not enter into any significant transactions with its management.

Transactions Involving PDTI

Particle Drilling, Inc., a Texas corporation ("PDI"), was formed in June 2003 (previously known as ProDril Acquisition Company) and was merged with and into PDTI on June 25, 2004. In 2003, PDI entered into a revolving loan agreement with Shoreline Partners, LLC ("Shoreline"). Shoreline is owned and operated by Prentis Tomlinson, Jr. and Thomas E. Hardisty who are both directors of PDTI (as well as PDI prior to its merger into PDTI). The agreement was created initially to provide PDI access to funds to carry out daily management activities in the normal course of business and to provide financial support to ProDril Services, Inc. until such time as the acquisition of certain assets and liabilities of ProDril Services, Inc. by PDI could be completed. The terms of the agreement allowed for the right to offset. At June 30, 2004, Shoreline owed PDTI $381,789, and PDTI owed Shoreline $325,006. In July 2004, the net balance of $56,783 owed by Shoreline to PDTI was released by PDTI in exchange for certain office equipment previously owned by Shoreline.

During the period from June 1, 2003 to March 31, 2004, Prentis B. Tomlinson, the President and Chief Executive Officer of PDI, was due a total of $150,000 under his employment agreement dated June 1, 2003. During this same period, PDI advanced to Mr. Tomlinson a loan in the amount of $58,010 for personal expenses. In July 2004, PDTI forgave the $58,010 loan from PDI to Mr. Tomlinson and Mr. Tomlinson elected to forgive the $150,000 base salary as well as a $140,000 bonus to which he was entitled under his employment agreement. PDTI recorded a compensation expense in connection with its forgiveness of the loan to Mr. Tomlinson.

PDTI entered into a severance arrangement with Mr. Tomlinson in connection with his resignation as Chairman of the Board, President and Chief Executive Officer. The terms of this severance arrangement are described under "Executive Compensation."

In connection with the capitalization and formation of PDTI, Cagan McAfee Capital Partners, LLC ("CMCP") formed and capitalized PDTI and acted as a promoter. PDTI agreed to pay CMCP a monthly advisory fee of $9,500 for management work commencing on the date of the Merger Agreement and continuing until two years after the date of the Merger. PDTI also agreed to reimburse actual legal fees incurred by CMCP up to $20,000 in connection with services provided by CMCP. PDTI also issued shares of its common stock to certain persons who are affiliated with CMCP as described below.

The following table shows ownership of the Companys common stock by these CMCP affiliates after the consummation of the Merger:

Shareholder	No. of Shares
Liviakis Financial Communications, Inc.	664,105
W. Keith Webb & Company	666,444
Laird Q. Cagan	796,159
KQC Trust	41,507
KRC Trust	41,507
P2 Capital, LLC	249,039
Park Capital V, LP	351,026
Cagan McAfee Capital Partners, LLC	16,507
John Pimentel	249,039
Thomas Caleel	41,507
Clyde Berg	107,917
McAfee Capital, LLC	556,188
Jerry Haslin	5,000
Frank Seifert	10,000
Mark Bernhard	25,000

Executive Compensation

Compensation and Employment Agreements Involving the Company

During the past three fiscal years, no one in the Companys management received more than $60,000 in compensation and no compensation was paid to non-employee directors. There are no agreements with members of management as to employment or compensation.

Compensation and Employment Agreements Involving PDTI

As of the date of this Information Statement, the officers and directors of PDTI have not received any compensation from the Company. Set forth below is a summary of the material terms of the compensation and employment agreements between PDTI and its executive officers and non-employee directors, which agreements will be assigned to the Company in connection with the Merger.

Thomas E. Hardisty. Mr. Hardisty entered into an employment agreement effective June 1, 2003. The agreement has a three year term that is automatically extended on a daily basis for an additional day such that, at all times, the remaining term is three years. The agreement provides that Mr. Hardisty will serve as Senior Vice President of Corporate Development. Mr. Hardisty will receives an annual base salary of $150,000, which may be further increased at the discretion of PDTI. Notwithstanding the foregoing, the base salary will be automatically increased to $300,000 per annum on June 1, 2006. After this date, PDTI may decrease Mr. Hardistys then-current base salary only with the prior written consent of Mr. Hardisty. Mr. Hardisty also received a distribution of 865,000 shares of common stock of PDTI from ProDril Partners, LLC as a co-founder of PDTI. Mr. Hardisty has also received the following stock options pursuant to the agreement: (1) non-statutory options to purchase 300,000 shares of PDTIs common stock at $0.12 per share, which options are fully vested and (2) statutory incentive options to purchase 300,000 shares of PDTIs common stock at $0.12 per share, which options vest in one-fourth increments over a four year period beginning one year from the date of grant, April 8, 2004. Mr. Hardisty is also eligible to be considered for a bonus following each fiscal year based upon his performance and the operating results of PDTI in the sole discretion of the board of directors of PDTI. Finally, Mr. Hardisty is entitled to participate in PDTIs employee benefit plans, and PDTI has agreed to provide a $500,000 life insurance policy for the benefit of Mr. Hardistys family.

During the term of the agreement, PDTI may terminate Mr. Hardistys employment at any time for cause, and the agreement will terminate automatically upon the death or disability of Mr. Hardisty. PDTI may also terminate the agreement without cause on three months notice by PDTI. Mr. Hardisty may voluntarily terminate the agreement at any time on 30 days notice to PDTI or he may terminate the agreement for good reason, defined as a decrease in base salary not in accordance with the agreement, a materially adverse diminution of his overall level of responsibilities, a material breach of the agreement by PDTI, a failure to continue in effect, or the taking of an action that adversely affects Mr. Hardistys ability to participate in, a benefit plan following a change of control, or any personal reason determined by the Compensation Committee of PDTI that constitutes a good reason. In the event Mr. Hardisty is terminated by PDTI without cause or he terminates the agreement for good reason, he will be entitled to receive his base salary and continued medical and dental benefits for a period of three years from the date of termination, subject to certain conditions.

In the event of a Change of Control (as defined below) of PDTI, if Mr. Hardisty is terminated without cause or he terminates his employment for good reason at any time during the three year period following the Change of Control, Mr. Hardisty will be entitled to receive (1) all outstanding stock options granted on or prior to the Change of Control shall become immediately exercisable and shall remain exercisable for a period of three years, (2) a lump-sum payment equal to three times the greater of Mr. Hardistys then-current base salary or $360,000, (3) a lump-sum payment equal to three times the highest annual bonus granted to Mr. Hardisty during the three years preceding the Change of Control, and (4) continued medical and dental coverage for three years from the termination date at no cost to Mr. Hardisty. For purposes of the agreement, a "Change of Control" means:

a tender offer for more than 25% of the outstanding voting securities of PDTI;

PDTI is merged or consolidated with another corporation, and as a result of the transaction, less than 75% of the outstanding voting securities of the resulting corporations are beneficially owned by shareholders of PDTI immediately prior to the transaction;

PDTI sells all or substantially all of its assets to another entity that is not a wholly-owned subsidiary;

during any 15-month period, individuals who at the beginning of such period constituted the board of directors of PDTI (including any new member whose election was approved by at least 2/3 of the members of the board of directors then still in office who were members at the beginning of such period) cease for any reason to constitute at least a majority of the board of directors;

the compensation committee of the board of directors determines, in its sole discretion, that a change of control has occurred; or

80% or more of the outstanding voting securities of PDTI are acquired by any person or entity other than PDTI, its subsidiaries or its affiliates.

The merger of PDI with and into PDTI and the contemplated merger between PDTI and the Company specifically have been excluded from the definition of Change of Control and therefore will not trigger any of the change of control provisions set forth in the employment agreements with Messrs. Hardisty or Boswell.

The employment agreement with Mr. Hardisty also contains customary nondisclosure and proprietary rights provisions. In addition, for the period from June 1, 2003 until two years after termination of the agreement, Mr. Hardisty is prohibited from engaging in any other business similar to that which is conducted by PDTI in the area of particle impact drilling. During that same period, Mr. Hardisty is subject to a non-solicitation agreement with respect to, among others, customers, suppliers and employees of PDTI.

J. Chris Boswell. Mr. Boswell entered into an employment agreement effective August 18, 2003. The agreement has a three year term that is automatically extended on a daily basis for an additional day such that, at all times, the remaining term is three years. The agreement provides that Mr. Boswell will serve as Senior Vice President, Chief Financial Officer and Director. Mr. Boswell will receive an annual base salary of $180,000, which may be increased at the discretion of PDTI. Notwithstanding the foregoing, the base salary will be automatically increased to $360,000 per annum on August 18, 2006. After this date, PDTI may decrease Mr. Boswells then-current base salary only with the prior written consent of Mr. Boswell. For the period from August 18, 2003 through March 31, 2004, Mr. Boswell agreed to waive any right to receive his base salary. The agreement also provides that Mr. Boswell will be entitled to receive a net profits interest in ProDril Partners LLC that shall result in Mr. Boswell becoming the beneficial owner of 859,914 shares of common stock of PDTI. Mr. Boswell has also received the following stock options pursuant to the agreement: (1) non-statutory options to purchase 480,000 shares of PDTIs common stock at $0.12 per share, which options are fully vested and (2) statutory incentive options to purchase 480,000 shares of PDTIs common stock at $0.12 per share, which options vest in one-fourth increments over a four year period beginning one year from the date of grant, April 8, 2004. Mr. Boswell is also eligible to be considered for a bonus following each fiscal year based upon his performance and the operating results of PDTI in the sole discretion of the board of directors of PDTI. Finally, Mr. Boswell is entitled to participate in PDTIs employee benefit plans, and PDTI has agreed to provide a $500,000 life insurance policy for the benefit of Mr. Boswells family.

During the term of the agreement, PDTI may terminate Mr. Boswells employment at any time for cause, and the agreement will terminate automatically upon the death or disability of Mr. Boswell. PDTI may also terminate the agreement without cause on three months notice by PDTI. Mr. Boswell may voluntarily terminate the agreement at any time on 30 days notice to PDTI or he may terminate the agreement for good reason, defined as a decrease in base salary not in accordance with the agreement, a materially adverse diminution of his overall level of responsibilities, a material breach of the agreement by PDTI, a failure to continue in effect, or the taking of an action that adversely affects Mr. Boswells ability to participate in, a benefit plan following a change of control, or any personal reason determined by the Compensation Committee of PDTI that constitutes a good reason. In the event Mr. Boswell is terminated by PDTI without cause or he terminates the agreement for good reason, he will be entitled to receive his base salary and continued medical and dental benefits for a period of three years from the date of termination, subject to certain conditions.

In the event of a Change of Control (as defined above) of PDTI, if Mr. Boswell is terminated without cause or he terminates his employment for good reason at any time during the three year period following the Change of Control, Mr. Boswell will be entitled to receive (1) all outstanding stock options granted on or prior to the Change of Control shall become immediately exercisable and shall remain exercisable for a period of three years, (2) a lump-sum payment equal to three times the greater of Mr. Boswells then-current base salary or $360,000, (3) a lump-sum payment equal to three times the highest annual bonus granted to Mr. Boswell during the three years preceding the Change of Control, and (4) continued medical and dental coverage for three years from the termination date at no cost to Mr. Boswell.

The employment agreement with Mr. Boswell also contains customary nondisclosure and proprietary rights provisions. In addition, for the period from August 18, 2003 until two years after termination of the agreement, Mr. Boswell is prohibited from engaging in any other business similar to that which is conducted by PDTI in the area of particle impact drilling. During that same period, Mr. Boswell is subject to a non-solicitation agreement with respect to, among others, customers, suppliers and employees of PDTI.

Gordon Tibbitts. Mr. Tibbitts entered into an employment agreement effective as of August 1, 2003. The agreement has an initial term of one year and automatically renews each August 1st for an addition twelve month period. The agreement provides that Mr. Tibbitts will serve as Vice PresidentTechnology. Mr. Tibbitts will receive an annual base salary of $130,000 and to participate in company benefits and insurance packages. PDTI also agreed to provide Mr. Tibbitts with the use of office and communication equipment normal for the operation of a satellite office in Salt Lake City, Utah. Mr. Tibbitts is entitled to receive a retention bonus of $65,000 in connection with the closing of PDTIs acquisition of certain intellectual property associated with the particle impact drilling system in January 2004. Mr. Tibbitts will also be eligible to receive a bonus at such time and in such amount as determined by the board of directors of PDTI.

During the term of the agreement, PDTI may terminate Mr. Tibbitts employment at any time for cause, and Mr. Tibbitts may terminate the agreement for any reason upon written notice delivered no less than 15 days and no more than 60 days prior to the date of termination. The employment agreement with Mr. Tibbitts also contains customary nondisclosure and proprietary rights provisions.

Prentis B. Tomlinson, Jr. Mr. Tomlinson entered into an employment agreement effective June 1, 2003, which provided that Mr. Tomlinson would serve as Chairman, President and Chief Executive Officer of PDTI. This agreement was terminated in December 2004 in connection with Mr. Tomlinsons resignation as President and Chief Executive Officer of PDTI. The terms of Mr. Tomlinsons severance arrangement with PDTI provides for Mr. Tomlinson to receive, among other benefits, payments of $15,000 per month (less applicable withholding) for a period of six months from December 2004 and for Mr. Tomlinson to be reimbursed for outstanding expenses in the amount of $89,600.33. Mr. Tomlinson has continued to serve as a director of PDTI since December 2004 and will serve as a director of the Company after the Merger.

Compensation of Directors of PDTI

PDTIs employee directors do not receive any compensation from PDTI for their services as members of its board of directors. PDTI reimburses its directors for travel and lodging expenses in connection with their attendance at board and committee meetings. Additionally, PDTIs non-employee directors received an initial grant of options to purchase 50,000 shares of common stock of PDTI at $0.12 per share. These options vest in one-half increments over a two year period beginning one year from the date of grant, May 20, 2004. In addition, these directors receive $1,000 for each board meeting attended, other than telephonic meetings, and the directors who serve as chairmen of PDTIs audit, compensation and nominating committees each receive $500 for each committee meeting attended. PDTI has also agreed that the cash portion of the compensation payable to non-employee directors will increase to market levels once PDTI reaches certain capitalization objectives. These policies will be adopted by the Board of Directors following completion of the Merger.

Board of Directors Meetings and Committees

The Company currently has only one director, and consequently, does not have an audit, compensation or nominating committee. Mr. Becker, the Companys sole director, does not meet the independence requirements for an audit committee and does not qualify as a financial expert. The Company currently does not have a defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors or a process for shareholders to send communications to the Board of Directors. Because Mr. Becker beneficially owns approximately 69% of the Common Stock, the Company believes it is not necessary for the Company to adopt these procedures and processes.

Following the consummation of the Merger, the new Board of Directors of the Company intends to establish an Audit Committee, a Compensation Committee, a Nominating Committee and an Executive Committee, which committees, other than the Executive Committee, will consist of independent directors. The Company intends to adopt procedures by which shareholders may recommend nominees to the Board of Directors. The Company also intends to adopt a process for shareholders to send communications to the Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires, among other things, that the Companys directors, officers and any person who is the beneficial owner of more than 10% of the Common Stock file with the SEC, at specified times, reports of beneficial ownership and changes in beneficial ownership of the Common Stock and other equity securities. The Company believes that Mr. Becker is the only person who was an officer, director or beneficial owner of more than 10% of the Common Stock during the Companys most recent fiscal year. Mr. Becker has filed none of the reports required to be filed under Section 16(a) of the Exchange Act. In connection with the registration of the Common Stock with the Commission under Section 12(g) of the Exchange Act on June 19, 2000, Mr. Becker should have filed an Initial Statement of Beneficial Ownership of Securities on Form 3. In September 2002, the Company issued 2.0 million shares of Common Stock to Mr. Becker in exchange for his payment on behalf of the Company of $2,000 of the Companys account payables that should have been reported on a Form 4 that was never filed.

Signatures

Pursuant to the requirements of the Exchange Act, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

MEDXLINK CORP.

By:

Dean Becker

Chief Executive Officer and Principal Accounting Officer

Dated: January 10, 2005